Exhibit 4.19

WEB SERVICES AGREEMENT

This Web Services Agreement (“Agreement”) is made and entered into as of February 11, 2003, by and between IGN Entertainment, Inc., a Delaware corporation (“IGN”), with its principal place of business at 3240 Bayshore Boulevard, Brisbane, CA 94005, and Mad Catz, Inc., a Delaware corporation, with principal offices at 7840 Mission Valley Road, Suite 101, San Diego, CA 92108 (“Mad Catz”).

BACKGROUND

WHEREAS, IGN is engaged in the business of offering Internet services relating to, among other things, development of sites on the World Wide Web, the delivery of computer programming, multimedia services and home page hosting services, and

WHEREAS, IGN has developed and maintains a proprietary online publishing system (“Network In A Box” or “NIAB”) for services relating to the development, serving, hosting, and maintenance of web sites on the World Wide Web, and

WHEREAS, Mad Catz is a manufacturer of game peripheral devices and cheat codes for certain game titles. Mad Catz currently owns and operates two web sites located at, www.gameshark.com, and www.gamesharkgear.com and (respectively, the “Gameshark Site”, and the “Gameshark Gear Site.” ) The Gameshark Gear Site shall allow Internet users to make secure transactions for the purpose of purchasing Mad Catz products. Both sites may also be collectively referred to herein as the (“Mad Catz Sites”), and

WHEREAS, in accordance with the terms and conditions of this Agreement, Mad Catz has requested that IGN provide, and IGN has agreed to modify, host, maintain and serve the Gameshark Site and the Gameshark Gear Site via the Network In A Box publishing system. IGN shall also provide, certain services, including but not limited to, engineering, customer service to Mad Catz, production, art development, and providing public access to the Mad Catz Sites via certain computer server and other equipment on a non-exclusive basis, and

NOW THEREFORE, in consideration of the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. SERVICES. IGN shall perform the following services:

1.1 IGN Publishing System. IGN will make available to Mad Catz Network In A Box to incorporate, test and manage the graphics and links, as well all content associated with the Mad Catz Sites. Mad Catz shall use Network In A Box as a basis for publishing and managing the content of the Mad Catz Sites, as well as all technology tools/services included in that system, as well as the Contest Publishing System as set forth in Exhibit A.

1.2 Set-up and Re-publishing of the Mad Catz Sites. IGN will provide Mad Catz with forty (40) hours of development time related to the set-up and republishing of the Mad Catz Sites on the NIAB publishing system.

CERTAIN MATERIAL (INDICATED BY AN ASTERISK) HAS BEEN OMITTED FROM THIS DOCUMENT PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. THE OMITTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

1.3 Modification Services. Subject to the availability of IGN personnel and equipment, Mad Catz may also request, and IGN will provide at no extra cost, sixteen (16) hours per month of additional services (the “Modification Services”). Any additional Modification Services shall be provided on a time and materials basis in accordance with IGN’s then current charges. Modification Services may include, without limitation, engineering production, written scripts, maintenance or modification of the Mad Catz Sites and changes to the scope of the current Mad Catz Sites.

(i) Acceptance or Rejection. Relative to any Modification Services, IGN shall have the right to reasonably approve or reject any Mad Catz Content provided by Mad Catz hereunder within five (5) business days of its receipt thereof that does not conform with the Specifications, by sending a written notice describing in reasonable detail the deficiencies with respect to such materials. In the event of any such rejection, Mad Catz will make reasonable corrections or provide reasonable replacement postings promptly. If IGN does not accept or reject any such materials within five (5) business days of its receipt thereof, such materials shall be deemed to be accepted by IGN. Mad Catz Content means any materials provided by Mad Catz for incorporation in the Mad Catz Sites, including, but not limited to, any images, photographs, illustrations, graphics, audio clips, video clips or text. Mad Catz shall deliver the Mad Catz Content to IGN in an electronic file format specified and accessible by IGN (e.g., .txt, .gif) or as otherwise specified in the Specifications, attached hereto as Exhibit A.

1.4 Serving and Hosting. During the Term, IGN will install and store the Mad Catz Sites on its servers and provide, on a best efforts basis, all necessary and appropriate services to transmit, publish, distribute, display the Mad Catz Sites on the Web continuously without interruptions in a fully operational state 24 hours a day, 7 days a week, except for regularly scheduled maintenance. Notice of any scheduled maintenance will be given to Mad Catz at least 3 days prior to any service interruptions . IGN will use commercially reasonable efforts to schedule such maintenance during non- peak usage hours. IGN will provide the system and software, as set forth in Section 1.1, to enable Mad Catz to update the Mad Catz Sites contents electronically via on-line transmissions and will assure that the updates are promptly implemented and made available to users. IGN will provide adequate back-up, storage and expansion storage server space for the Mad Catz Sites. IGN will use commercially reasonable efforts to maintain adequate, redundant telecommunications links and will continuously monitor its own servers and network and its network interconnections and assure that they are in an operational state at all times. IGN will provide to Mad Catz the appropriate contact information to report and have remedied any interruptions in the hosting service for interruptions both during business hours, as well as after hours. IGN makes no representation or warranty relative to uptime of its servers, except that it will use commercially reasonable efforts to maintain uptime to the same extent that it does for its other Networks (i.e. IGN.com). Mad Catz shall be solely responsible for the serving, maintenance and sales of all advertising on the Mad Catz Sites.

1.5 Registration. IGN shall create a Common Gate Interface (“CGI”) to be integrated into the Registration section of the Mad Catz Sites. A list of data fields will be submitted by Mad Catz for use in the CGI.

1.6 Search Functionality. IGN shall develop, serve and maintain a search functionality that enables the user to conduct an intra-site popularity search of both the Gameshark Site and the Gameshark Gear Site.

1.7 Discussion and Chat Boards. IGN will build and incorporate into the Mad Catz Sites discussion boards and Internet Relay Chat (“IRC”)based chat rooms enabling users to post messages and chat with each other. Mad Catz shall be solely responsible for hiring and training moderators for both the discussion boards and chat rooms. IGN will provide Mad Catz discussion board moderators with access to administrative tools. Additionally, Mad Catz shall be solely responsible for the drafting and enforcing a privacy policy and terms of service for the boards and chat rooms, as well as any liability that arises therefrom. Without limitation of the foregoing, to the extent that any third party software licenses are required to be obtained by IGN to perform its obligations hereunder, IGN shall obtain such licenses on Mad Catz’s behalf at no additional cost.

1.8 Links from the IGN Site. IGN shall maintain and update its current service of providing links to cheat codes directly from the IGN site at no cost to Mad Catz.

1.9 Design Services. IGN shall provide sixteen (16) hours of art and design services from its in house designers in the design and layout of the Mad Catz Sites. Additional art and design services requested by Mad Catz shall be provided by IGN at IGN’s then-current rates.

1.10 Training. Subject to availability of qualified instructors, IGN will provide reasonable training on operation and use of Network In A Box at IGN’s designated facilities free of charge.

1.11 Technical Support. IGN will provide reasonable technical support at no additional charge to Mad Catz personnel regarding operation and use of the Network In A Box between the hours of 9:00 a.m. and 5:00 p.m. (Pacific Time), Monday through Friday (excluding IGN holidays) to no more than three (3) authorized Mad Catz contacts who have attended the training specified in Section 1.10 above.

1.12 Recordkeeping.IGN will manage the recordation, and provide report generation capabilities, of all information made available from people accessing the Mad Catz Sites, or purchasing items from the Gameshark Gear Site including, without limitation name, address, credit card numbers, products requested and any other information directly or indirectly obtained from such users. Such recordation will be made available to Mad Catz via on-line through telnet or other on-line access, or through email.

1.13 Services Generally. All Services under this Agreement shall be performed in accordance with IGN’s standard procedures, so long as such procedures do not conflict with the express terms of this Agreement.

2 ECOMMERCE ENGINE.

2.1 GamesharkGear Site. IGN shall develop, serve and maintain a Mad Catz eCommerce site that will enable users to purchase Mad Catz products from Mad Catz directly (the “Gameshark Gear Site”). Mad Catz will be solely responsible for processing orders placed by customers on the Gameshark Gear Site, including but not limited to order entry, payment processing, shipping, cancellations, returns, and related customer service.

2.2 Shopping Cart and Checkout. IGN shall provide access to a secure “shopping cart” functionality. Cart management functions: add to cart, remove item from cart, clear cart, etc. will be provided. IGN shall provide secure access to a “checkout” functionality. Without limitation of the foregoing, to the extent that any third party software licenses are required to be obtained by IGN to perform its obligations hereunder, IGN shall obtain such licenses on Mad Catz’s behalf at no additional cost to Mad Catz.

2.3 Return of Merchandise. IGN shall have no liability or obligations in connection with merchandise purchased by credit card or by other means which is subsequently returned to Mad Catz by customer(s) or for the credit of Mad Catz’s customers, unless such return is caused by a breach of IGN’s obligations under this Agreement.

3 Delivery and Acceptance of Deliverables. As used in this Agreement, the term “Deliverable” shall mean any product produced by IGN hereunder in connection with the Internet Display or any Statement of Work executed during the Term.

3.1 Specifications. As used in this Agreement, the term “Specifications” shall mean the requirements for the development of a Deliverable, including operational and functional capabilities and performance, all as set forth as part of the relevant Section.

3.2 Time and Manner of Delivery. IGN shall deliver each Deliverable at the times and in the manner specified therefor pursuant to the milestone dates set forth in Exhibit B. Notwithstanding the foregoing, if Mad Catz fails to provide IGN the information or responses required under the acceptance test procedure set forth herein within the applicable time period, then IGN’s obligations which are dependent on such information or approval shall be extended to reflect such delay.

3.3 Procedure for Acceptance. The procedure for acceptance of any Deliverable shall be as follows:

(i) Mad Catz shall have seven (7) days to inspect and test each such Deliverable when received to determine if it conforms to the Specifications. If no objection is received relative to the Deliverables within seven (7) days of delivery, such deliverables shall be deemed to be conforming.

(ii) If any Deliverables fails to conform to its Specifications, Mad Catz shall give IGN written notice of the failure stating the defect in the Deliverables. IGN shall then have seven (7) days to remedy such failure and redeliver such Deliverable to Mad Catz. After resubmission, Mad Catz shall again inspect the Deliverable to confirm that it conforms to the Specifications. If the resubmitted Deliverable again fails Mad Catz’s acceptance testing, Mad Catz may, in its sole discretion (a) deem the failure to be a material breach under this Agreement; or (b) accept the Deliverable as a non-conforming Deliverable. If Mad Catz elects to accept the Deliverable as a non-conforming Deliverable, Mad Catz may in its sole discretion either: (i) withhold a mutually agreed upon offset from the development fees payable to IGN for the Deliverable or (ii) invoice and recover from IGN the amount of Mad Catz’s reasonable out-of-pocket costs to correct, modify, and/or complete the Deliverable in accordance with the Specifications.

(iii) Each Deliverable shall be deemed to be accepted upon written notice by Mad Catz to IGN of such acceptance. Mad Catz will not unreasonably withhold or delay acceptance

3.4 Launch Date. IGN will have completed their Services and Modification Services and integration obligations as set forth herein by February 1, 2003 (“Actual Launch Date”).

4 FEES AND EXPENSES

4.1 Service Fee. Mad Catz shall pay for the Services set forth in Sections 1 and 2, in the amounts and in accordance with the schedule of payment as provided on Exhibit B (“Service Fee”).

4.2 Bandwidth Fees. In addition to the Service Fee, Mad Catz shall pay for the Bandwidth Services in accordance with the fees set forth on Exhibit C (the “Bandwidth Fee”).

4.3 Late Payments. Interest shall be charged by IGN on overdue accounts and any other fees and expenses not paid to IGN as provided hereunder at the rate of ONE AND ONE-HALF PERCENT (1-½%) per month or the maximum amount allowed by law, whichever is less, commencing with the date payment was due. In the event that Mad Catz fails to make any payment set forth in this Section within forty five (45) days of the date they are due and payable, then IGN shall have the right to suspend the delivery of Services until said payments are made to IGN. Payments will be made in U.S. Dollars.

5 MAD CATZ RESPONSIBILITIES.

5.1 Designation of Project Manager. Mad Catz shall designate an employee who shall be assigned the primary responsibility for communicating with and providing necessary assistance to IGN during the term of this Agreement. Communications with IGN regarding development of the Mad Catz Sites shall be made or coordinated by such designated employee

5.2 Mad Catz Responsibilities. In addition to the obligations of Mad Catz as otherwise specified in this Agreement, Mad Catz shall be solely responsible for the following:

(i) Selection of products and services, including the Services, to achieve Mad Catz’s intended results;

(ii) The accuracy and content of any information provided by Mad Catz to IGN;

(iii) Any information, programs and other information that Mad Catz receives as a result of the use of the Services, including, without limitation, the entire responsibility for any inaccuracies of such information, losses of data or programs, breaches of security, viruses, and disabling or harmful devices that

Mad Catz may download or otherwise experience as a result of Mad Catz’s use of the Services;

(iv) Mad Catz agrees to use the Services in a manner consistent with any and all applicable laws and regulations; and

(v) Mad Catz shall defend, release, indemnify and hold harmless IGN from and against any and all claims, suits, losses, liabilities, obligations, demands, damages and expenses, including, without limitation, attorneys fees and costs, which directly or indirectly arise in connection with the responsibilities of Mad Catz in this Section 5.2.

6 USE OF THIRD PARTY CONSULTANTS. IGN may retain third parties to furnish services to it in connection with the provision of Services. All third parties who perform such work shall execute appropriate documents effecting assignments of all rights with respect to such work, and in undertaking obligations of confidentiality respecting such work.

7 LICENSES & OWNERSHIP.

7.1 Mad Catz Materials License. Mad Catz hereby grants to IGN a nonexclusive, nontransferable, revocable license (without the right to sublicense) to copy and publicly display on the World Wide Web Mad Catz Materials provided by Mad Catz, solely to provide the Development and Hosting Services set forth herein and otherwise perform as expressly provided in this Agreement. IGN may reformat the Mad Catz Materials solely for the purpose of incorporating them into and or utilizing them on the NIAB publishing system. IGN will not otherwise modify, use, copy or distribute the Mad Catz Materials, except as expressly provided in this Agreement. IGN will at all times use the Mad Catz Materials solely in accordance with this Agreement and any style guide or other usage guidelines provided by Mad Catz to IGN during the Term and which may be updated from time to time, and in a manner that is of the quality and standards approved by Mad Catz. IGN agrees that it will not use the Mad Catz Materials in a manner which reflects negatively on or adversely affects Mad Catz.

7.2 IGN NIAB License. Subject to the terms and conditions of this Agreement during the Term, IGN hereby grants to Mad Catz a nonexclusive, nontransferable, non-sublicensable right to use the IGN Publishing Software solely to display graphics, text and other materials on the Mad Catz Site. Mad Catz will not copy, modify or reverse engineer or in any way attempt to derive the source code from the IGN Publishing Software without IGN’s express written consent. IGN in no way guarantees that the IGN Publishing Software will be error free or that Mad Catz’s access to the IGN Publishing Software will be uninterrupted. THE IGN PUBLISHING SOFTWARE IS PROVIDED TO MAD CATZ “AS IS” AND THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR USE AND NONINFRINGEMENT SHALL NOT APPLY.

7.3 Ownership by Mad Catz. All Mad Catz Materials, and all other works of authorship provided by Mad Catz, including, but not limited to, the content of the databases, game save downloads, and code libraries associated with GameShark Content, shall remain the property of Mad Catz and its licensors. Mad Catz shall also own the web site and Web page work and design product produced by IGN as a part of the Services done on behalf of InterAct Accessories, Inc, pursuant to a certain Web Services Agreement dated June 13, 2001, as well as any work product created pursuant to this Agreement to the extent, and only to the extent, that such work product is created using HTML, including, but not limited to, code, content, images, layout, and style guides (the “HTML Pages”). Mad Catz hereby grants to IGN the nonexclusive rights and licenses to the Mad Catz Materials and HTML Pages that are necessary or appropriate to create, modify, distribute, and display the Mad Catz Sites as provided in this Agreement, to otherwise perform the Services under this Agreement, and to exercise any rights granted to IGN under this Agreement. Mad Catz shall also own all domain names and email address associated with Gameshark.

7.4 Ownership by IGN. Other than the Mad Catz Works and HTML Pages, as set forth in Section 7.3, all documents, text, photographs, video, pictures, animation, sound recordings, computer programs, source code, and all other works of authorship provided by IGN or its licensors, together with all images, likenesses, voices, and other characteristics contained therein (collectively, the “IGN Works”) shall remain the property of IGN and its licensors. IGN hereby grants to Mad Catz the nonexclusive rights and licenses to the IGN Works that are necessary or appropriate to utilize the Services as provided in this Agreement. In the event that IGN is unable or unwilling to provide Hosting Services, unless the inability or unwillingness is based on force majeure or a failure of Mad Catz to pay Fees and/or Expenses, then IGN agrees to grant to Mad Catz a non-exclusive, limited license to use the executable code of the IGN Works solely for the purposes of providing the online services created by virtue of the Services.

7.5 Ownership Transfers. Each party agrees to take such actions as may be reasonably requested by the other to evidence the transfer of ownership of or license to intellectual property rights described in this Section 7, including but not limited to, the making of further written assignments in a form reasonably requested by the other.

7.6 Source Code Escrow. IGN agrees to negotiate in good faith and enter into a Source Code Escrow Agreement (SCEA) with Mad Catz and a third party escrow agent (Escrow Agent). IGN will provide the Escrow Agent with a copy of the source code of the NIAB software and documentation therefor (the “Deposit”), to be held in escrow pursuant to the terms and conditions of the SCEA. The SCEA will provide that the Deposit will be released to Mad Catz: (a) upon IGN making an assignment for the benefit of its creditors; (b) upon the filing under any voluntary bankruptcy or insolvency law, the reorganization of IGN’s assets or the appointment of a trustee or receiver for IGN property. Mad Catz will be responsible for the Escrow Agent’s fees. The Deposit shall be updated by IGN no less than quarterly with the current version of the source code and documentation of the NIAB, and shall be updated whenever IGN changes the source code in productive use on behalf of Mad Catz.

7.7 Release and Acknowledgement. IGN agrees and acknowledges that that Mad Catz shall have no liability, nor responsibility for any debts or other liabilities owed, or claimed to be owed by InterAct Accessories, Inc. in connection with the Web Services Agreement entered into between Snowball.com. Inc. and InterAct Accessories, Inc., dated June 13, 2001. IGN hereby releases and shall hold harmless Mad Catz for any such debt.

8 REPRESENTATIONS AND WARRANTIES.

8.1 Representations and Warranties of Mad Catz. Mad Catz represents and warrants that: (a) Mad Catz has the power and authority to enter into this Agreement; (2) Mad Catz is the owner or licensee of all rights necessary and appropriate to grant the licenses and rights hereunder with respect to the Mad Catz Materials and any portions thereof, including, but not limited to, HTML, documents, text, photographs, video, pictures, animation, and sound recordings (3) the Mad Catz Materials are original except for material in the public domain and such excerpts from other works as may be included within the written license to Mad Catz of the copyright owners; (4) the Mad Catz Materials do not contain any libelous material; (5) the Mad Catz Materials do not infringe any trade name, trademark, trade secret, or copyright; and (6) the Mad Catz Materials do not invade or violate any right of privacy, personal or proprietary right, or other common law or statutory right. Mad Catz agrees to defend, indemnify, and hold harmless IGN, its officers, directors, and employees for any losses, costs, damages, liabilities, and expenses (including attorneys’ fees and court costs) arising out of any claims, suits or proceedings alleging facts that would be a breach of these warranties.

8.2 Warranties of IGN. IGN represents and warrants that:

(i) IGN has the power and authority to enter into this Agreement; (2) IGN is the owner or licensee of all rights necessary and appropriate to grant the licenses and rights hereunder with respect to the IGN Works and any portions thereof, including, but not limited to, documents, text, photographs, video, pictures, animation, and sound recordings; (3) the IGN Works are original except for material in the public domain and such excerpts from other works as may be included within the written license to IGN of the copyright owners; (4) the IGN Works do not contain any libelous material; (5) the IGN Works do not infringe any trade name, trademark, trade secret, or copyright; and (6) the IGN Works do not invade or violate any right of privacy, personal or proprietary right, or other common law or statutory right. IGN agrees to defend, indemnify, and hold harmless Mad Catz, its officers, directors, and employees for any losses, costs, damages, liabilities, and expenses (including attorneys’ fees and court costs) arising out of any claims, suits or proceedings alleging facts that would be a breach of these warranties.

(ii) IGN warrants that for a period of 90 days from the Actual Launch Date the Mad Catz Sites on the server described above, the coding of the Mad Catz Sites shall be reasonably HTML-compliant. Notwithstanding the foregoing, the sole and exclusive remedy for a breach of the warranties contained in this Section 8.2(ii) shall be that IGN shall replace the nonconforming coding to make the Mad Catz Sites reasonably HTML-compliant. Mad Catz acknowledges that HTML is an industry standard that contains some ambiguous provisions and that does not completely address all issues associated with the coding of homepages accessible via the World Wide Web. Mad Catz also acknowledges that HTML is a standard that will be amended from time to time and that not all “browsers” used by third parties to access the World Wide Web implement HTML in the same way. Variations in HTML coding associated with ambiguities or revisions to the HTML standard or variations among World Wide Web browsers shall not be the basis for a claim of breach of IGN’s warranties under this Agreement. The warranties described in this Section 8.2 are subject to the limitations of liability described below. EXCEPT AS PROVIDED IN THIS SECTION 8.2, IGN DOES NOT MAKE

ANY EXPRESS OR IMPLIED WARRANTIES WITH RESPECT TO THE SERVICES OR ANY PRODUCTS PROVIDED UNDER THIS AGREEMENT, INCLUDING BUT NOT RESTRICTED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. SOME STATES DO NOT ALLOW THE EXCLUSION OF IMPLIED WARRANTIES, SO THE ABOVE EXCLUSION MAY NOT APPLY TO MAD CATZ. MAD CATZ MAY ALSO HAVE OTHER RIGHTS THAT MAY VARY FROM STATE TO STATE.

9 LIMITATION OF LIABILITY. IN NO EVENT WILL IGN BE LIABLE TO MAD CATZ FOR ANY INDIRECT, INCIDENTAL, OR CONSEQUENTIAL DAMAGES OR LOST PROFITS ARISING OUT OF THE SERVICES OR ANY PRODUCTS PROVIDED UNDER THIS AGREEMENT, EVEN IF MAD CATZ HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. SOME STATES DO NOT ALLOW THE LIMITATION OR EXCLUSION OF LIABILITY FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES, SO THAT ABOVE LIMITATION OR EXCLUSION MAY NOT APPLY TO MAD CATZ. IGN’s liability to Mad Catz for actual damages for any cause whatsoever, regardless of the form of the action, will be strictly limited to a maximum of the Fees paid.

10 LIMITATIONS OF SERVICE. Unfortunately, computers need routine maintenance and sometimes break down; also, IGN cannot control the timing or volume of attempts to access IGN’s server. As a result, IGN does not guarantee that Mad Catz or any third parties will be able to access the Mad Catz Sites created by IGN at any particular time. Hosting Services are provided on an “as-is, as-available” basis, however IGN will use its best efforts to maintain its servers, network and network communication in an operational state at all times.

11 NONDISCLOSURE AND CONFIDENTIALITY.

11.1 Each party hereunder may disclose to the other party certain Trade Secrets and Confidential Information of such party or of such party’s associated companies, suppliers, or customers. For purposes of this Agreement, “Trade Secrets” means information which: (a) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy; “Confidential Information” means information, other than Trade Secrets, that is of value to its owner and is treated as confidential; “Proprietary Information” means Trade Secrets and Confidential Information; “Owner” refers to the party disclosing Proprietary Information hereunder, whether such party is IGN or Mad Catz and whether such disclosure is directly from Owner or through Owner’s employees or agents; and “Recipient” refers to the party receiving any Proprietary Information hereunder, whether such party is IGN or Mad Catz and whether such disclosure received directly or through Recipient’s employees or agents.

11.2 Recipient agrees to hold the Proprietary Information disclosed by Owner in strictest confidence and not to, directly or indirectly, copy, reproduce, distribute, manufacture, duplicate, reveal, report, publish, disclose, cause to be disclosed, or otherwise transfer the Proprietary Information disclosed by Owner to any third party, or utilize the Proprietary Information disclosed by Owner for any purpose whatsoever other than as expressly contemplated by this Agreement. With regard to the Trade Secrets, the obligations in this Section 10 shall continue for so long as such information constitutes a trade secret under applicable law. With regard to the Confidential Information, the obligations in this Section 10 shall continue for the term of this Agreement and for a period of five years thereafter. The foregoing obligations shall not apply if and to the extent that:

(i) The information communicated was already known to Recipient, without obligations to keep such information confidential, at the time of Recipient’s receipt from Owner:

(ii) The information communicated was received by Recipient in good faith from a third party lawfully in possession thereof and having no obligation to keep such information confidential; or

(iii) The information communicated was publicly known at the time of Recipient’s receipt from Owner or has become publicly known other than by a breach of this Agreement

12 INDEMNIFICATION

12.1 IGN Obligations. IGN hereby agrees to defend, indemnify and hold harmless Mad Catz, and its directors, officers and employees, against any and all claims, actions, losses, judgments, settlements, damages, costs, and expenses (including reasonable attorneys’ fees, “Losses”) arising out of or based on any claim by a third party related to, involving or concerning: (i) any IGN Works, (ii) a breach by IGN of its representations, warranties or obligations hereunder, or (iv) the operation or provision of IGN’s products or services. IGN’s obligations under this section are hereby expressly conditioned on the following: (1) Mad Catz provides IGN with prompt notice of any such claim (provided however, that the failure to provide such notice shall not relieve IGN of its indemnification obligations hereunder except to the extent of any material prejudice as a direct result of such failure); and (2) Mad Catz permits IGN to control the defense of such action, with counsel chosen by IGN (who will be reasonably acceptable to Mad Catz, provided however, that IGN shall not settle any claim which places any liability or obligation on Mad Catz without Mad Catz’s prior written approval, which approval shall not be unreasonably withheld); (3) Mad Catz provides IGN with any reasonable information or assistance requested by IGN, at IGN’s expense; and (4) IGN allows Mad Catz to participate in IGN’s defense of any claim with counsel of Mad Catz’s own choosing and at Mad Catz’s expense.

12.2 Mad Catz’s Obligations. Mad Catz hereby agrees to defend, indemnify and hold harmless IGN, and its directors, officers and employees, against any and all Losses arising out of or based on any claim by a third party related to, involving or concerning (i) the Mad Catz Materials or the Mad Catz Sites, (ii) a breach by Mad Catz of its representations, warranties or obligations hereunder, or (iii) the operation or provision of Mad Catz’s products or services. Mad Catz’s obligations under this section are hereby expressly conditioned on the following: (1) IGN provides Mad Catz with prompt notice of any such claim (provided however, that the failure to provide such notice shall not relieve Mad Catz of its indemnification obligations hereunder except to the extent of any material prejudice as a direct result of such failure); (2) IGN permits Mad Catz to assume and control the defense of such action, with counsel chosen by Mad Catz (who will be reasonably acceptable to IGN, provided however, that Mad Catz shall not settle any claim which places any liability or obligation on Mad Catz without Mad Catz’s prior written approval, which approval shall not be unreasonably withheld); (3) IGN provides Mad Catz with any reasonable information or assistance requested by Mad Catz, at Mad Catz’s expense; and (4) Mad Catz allows IGN to participate in Mad Catz’s defense of any claim with counsel of IGN’s own choosing and at IGN’s expense.

13 TERM AND TERMINATION.

13.1 Term. This Agreement will remain in effect for a period of two (2) year from the Actual Launch Date (as defined in Section 3.4) (the “Term”), unless terminated earlier under this Agreement. After the first year of the Term, Mad Catz shall have the right to terminate this Agreement for any reason, provided that Mad Catz gives IGN written notice of its intention to terminate no later than thirty (30) days prior to the end of the first year of the Term. Following the expiration of the Term, this contract will remain in full force and effect from year to year thereafter, provided that either may terminate this Agreement upon thirty (30) days written notice to the other party.

13.2 Termination for Breach or Insolvency. Either party may terminate this Agreement at any time prior to the expiration of the Term in the event that: the other party breaches any material term or condition of this Agreement and fails to cure such breach within thirty (30) days of written notice; or either party becomes the subject of a voluntary petition in bankruptcy or any voluntary proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors; or either party becomes the subject of an involuntary petition in bankruptcy or any involuntary proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors, if such petition or proceeding is not dismissed within sixty (60) days of filing.

14 GENERAL

14.1 Entire Agreement. This Agreement supersedes and cancels any previous understandings, representations, or agreements between the parties relating to the subject matter hereof, and expresses the complete and final understanding with respect to the subject matter hereof and supersedes and cancels all previous and contemporaneous written and oral agreements and communications relating hereto. Sections 4, 7.3, 7.4, 7.6(to the extent set forth in Section 7.6), 8, 9, 11, 12, 13 and 14 shall survive termination of this Agreement.

14.2 Non-Disclosure Of Terms. Except pursuant to court order or as otherwise required under judicial or regulatory proceedings, neither party shall disclose the existence or the terms and conditions of this Agreement without prior written consent of the other party.

14.3 No Assignment. Neither party may assign this Agreement without the other party’s written consent, except in the event of a reorganization, merger, consolidation or sale of all or substantially all of its assets related to this Agreement, in which event no consent will be required.

14.4 Independent Principals. IGN and Mad Catz are independent principals in all relationships and actions under and contemplated by this Agreement. This Agreement shall not be construed to create any employment relation, partnership, joint venture, or agency relationship between the parties or to authorize any party to enter into any commitment or agreement binding on the other

14.5 Non-Waiver. Any failure by either party to detect, protest, or remedy any breach of this Agreement shall not constitute a waiver or impairment of any such term or condition, or the right of such party at any time to avail itself of such remedies as it may have for any breach or breaches of such term or condition.

14.6 Severability. If any provision hereof is declared invalid by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such invalidity, so that the remainder of that provision and all remaining provisions of this Agreement will continue in full force and effect.

14.7 Force Majeure. Neither party shall be in default by reason of any failure in performance of this Agreement if such failure arises, directly or indirectly, out of causes reasonably beyond the direct control or foreseeability of such party, including but not limited to, default by subcontractors or suppliers, acts of God or of the public enemy, U.S. or foreign governmental acts in either a sovereign or contractual capacity, labor, fire, flood, epidemic, restrictions, strikes, and/or freight embargoes.

14.8 Notice. All communications between the parties which are required or permitted to be in writing shall be sent by hand delivery, with receipt obtained, or by prepaid, first class U.S. postal service mail, certified return receipt requested, or by facsimile with confirmation by first class U.S. postal service and sent to the addressed specified in the first paragraph of this Agreement. By written communication, either party may designate a different address for purposes hereof.

14.9 Governing Law. This Agreement shall be governed by, construed, and interpreted in accordance with the laws of the State of California without regard to its rules governing conflicts of law.

14.10 Miscellaneous. This Agreement shall be binding upon and inure to the benefit of each party and their respective heirs, successors and assigns.

IN WITNESS WHEREOF, this Agreement has been executed by the duly authorized representative of IGN and Mad Catz as of the date first state above.

IGN.COM, INC.		MAD CATZ, INC.

By:	/s/ MARK K. JUNG	By:	/s/ DARREN RICHARDSON
Name:	Mark K. Jung	Name:	Darren Richardson
Title:	Chief Executive Office	Title:	President and C.O.O.

Date:	February 10, 2003	Date:	February 10, 2003

EXHIBIT A

SPECIFICATIONS

HIGH LEVEL DESIGN DOCUMENT

GAMESHARK.COM

A content oriented site that organizes articles into Sections and Channels. The Network-In-A-Box Publishing System will be used to develop the site. The site will be organized into these main areas:

– Website Home Page (GameShark.com)                         – Channels (Gaming)

• PS2 • PlayStation • Nintendo 64 • Dreamcast • Game Boy • PC • GameCube • Xbox	• Game boy Advance • PS2 Imports • PSX Imports • DC Imports (Unique) • Codes & Guides • Products • Contests

Each Gaming Channel will include an Index Page with the same functionality as the Website Home Page, but oriented specifically to that Channel, as well as sectional organization for the following types of article templates:

• Polls • Columns • News stories • Reviews	• Previews • Week in Review • Game Resource Page

The Codes & Guides Channel will include an Index Page with similar functionality as the Website Home Page, but designed specifically for this Channel. This Channel will also have the following sectionally organized Article Templates:

• Game Resource Page • GameShark Codes Article • Programmers Codes Article	• Game Saves Article • Codes Saves Article

The Products Channel will include an Index Page with similar functionality as the Website Home Page, but designed specifically for this Channel. This Channel will have the following sectionally organized Article Templates:

•	Product Resource Page
•	News
•	FAQ articles

The Contests Channel will use IGN’s Contest Publishing System. This Channel will include an Index Page designed specifically for presenting contests. Contests themselves will consist of three questions, that each allow for up to three answers. The system allows for setting a fixed deadline on a contest-by-contest basis. Contests can also be registration protected. Following a participant’s entry into a contest, the system presents a customizable “Thank You” screen and sends a customizable “Thank You” email. At the conclusion of the contest the system output’s a text file of all entries.

Mad Catz will be able to publish pages that do not fit within these categories by using a Static Page Publisher Tool.

ADVERTISING

All pages will carry mirrored Top and Bottom 468 x 60 banners served via DoubleClick.

CONTEXTUAL MARKETING

The Publishing System will allow Mad Catz to assign up to four products, with images, to articles on a platform-by-platform basis, with over-rides on a game-by-game basis. The system operates by the following rules:

Output

– Four images displayed, each with a text link.

– Images and text links pulled from Product Object info.

Input

– Needs to be able to set a “Games Platform Product List” for every platform to be used on Games Resource, Reviews, Previews, and News Articles, Section Indexes and Archives

– Needs to be able to set “Game Override List” on a game-by-game basis

– Needs to be able to set a “Codes Platform Product List” for every platform to be used on Codes Resource, GameShark Codes, Programmers Codes, Game Saves, and Codes Saves Articles, Section Indexes and Archives

– Needs to be able to set a “Codes Override List” on a game-by-game basis

– Needs to be able to set a “Generic Platform Product List” to be used on any Articles, Indexes or Archives not indicated above.

BOARDS

A Message Boards system will be configured with a GameShark UI and organized into categories and boards.

CHAT

A chat system will be configured with a GameShark UI and populated with chat rooms.

GAMESHARKGEAR.COM STORE

Required Functionality

(General)

– Automatically pull all games as products by platform

– Automatically pull all products by PRODUCT CATEGORY if “Available” flag is set in product object info

– Must be tied to registration system and know user based on cookie

(Ordering)

– Must capture user shipping and billing address

– System must send an email confirming order placed

– System must send an email confirming order shipped

– Must be aware of States in which Mad Catz operates (State Administration Screen) and add appropriate Sales Tax to orders

– Must add flat shipping rate to each product in order

– Users should be able to add, delete and view items in shopping cart before proceeding to check out

– When order is placed, must “reserve” charge amount on credit card

– When order is shipped must charge the credit card

(Administration System)

– List open orders by date

– Querriable by Open Orders, Date, Buyer Name, Buyer Address, Ship To Name, Ship To Address, Email Address

– System must output an excel file listing all open orders

– Provide a method to indicate “Order Fulfilled”

EXHIBIT B

PAYMENTS AND FEES

Payment Schedule Year 1:	Payment Plan Year 2:
[* * *]	[* * *]

Total Year 1: [* * *]	Total Year 2: [* * *]

Pursuant to Section 4.2, in addition to the above referenced payments, there will be a separate monthly invoice for Bandwidth Fees that will be calculated on monthly usage, currently at a rate of [* * *]. Bandwidth Fees are subject to change dependent on IGN’s cost to procure such services.

[*] CERTAIN MATERIAL (INDICATED BY AN ASTERISK) HAS BEEN OMITTED FROM THIS DOCUMENT PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. THE OMITTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.